Modular Construction & Technology Services Agreement

Services provided by ATI Modular to AmericaTowne, Inc. pursuant to the agreement

EVALUATION, RESEARCH AND ANALYSIS REPORT

Report submitted by ATI Modular Technology Corp
4700 Homewood Court, Suite 100 Raleigh, North Carolina 27609 USA
Member: The Modular Building Institute & American Institute of Architects

Reviewed and accepted by AmericaTowne, Inc.

Scope of work and services

ATI Modular shall provide the research, development, training and modular technology in a manner deemed commercially acceptable by AmericaTowne based on its commercially reasonable requirements, plans and specifications, which shall be agreed upon in advance of any substantial and material construction (collectively referred to as the "Services").

ATI Modular shall provide AmericaTowne services including but not limited to researching and analyzing the requirements of the national and local governments for modular construction; identifying sources of supplies and equipment in country or from US; providing technical specifications and codes required in the industry; offering critical experienced experts including engineers, architects and construction management staff; and developing and providing presentation and offerings that focuses on US-based modular and smart technology.

The services provided shall hopefully lead to the award of land contracts to build communities and or the location of facilities which will be acceptable for export and business centers.

Periodically but not less than every three months, ATI Modular shall provide written and or verbal updates to AmericaTowne on its research, development, training and modular technology that will assist AmericaTowne in achieving its objectives.

Objectives of the Client

AmericaTowne's forward-looking vision is to create physical locations called AmericaTowne in China that incorporates business selling the "American experience" in housing, retail, education, senior care and entertainment. One of AmericaTowne's main goals in developing its physical locations for export facilities and communities in China is to identify those facilities and ensure compliance with National and local communities mandates and policies for modular technology

As such management of AmericaTowne would find the services provided acceptable provided that these services are in line with the modular buildings construction methods, systems, and standards established by industry leaders such as the Modular Building Institute and the American Institute of Architects and China's local and national policies on modular construction.

Initial Evaluation

During the month of June 2016, AmericaTowne entered two Cooperative Agreements with the Shexian County Investment Promotion Bureau Shexian, China, (a) Cooperative Agreement related to the building of modular construction and development, and (b) Cooperation Agreement related to the construction of an AmericaTowne location and in advancing tourism in the Hanwang mountains. Under the terms of the Cooperative Agreement identified as (a), above, AmericaTowne and the Shexian County Bureau agreed to a partnership in furthering the building

of American modular construction and development. During these meetings AmericaTowne was requested to provide several follow-on answers to questions posed by Shexian County officials.

Prior to and following this meeting, ATI Modular conducted research and analysis on behalf of AmericaTowne which enabled AmericaTowne to answer questions posed by Shexian concerning US based standards for modular technology, the type of supplies required for modular technology including items such as insulation and whether the insulation required as well as other materials were readily available in China and or if the items including equipment were required to be sourced in from the USA.

On June 28, 2016, ATI Modular provided the results of its research verbally on behalf of AmericaTowne to the Director of Economic Development for Shexian and his assistant. ATI Modular further determined and advised of Shexian County's policies on modular technology, as well as the number of companies in or near the county that had the capability to either assist with and or partner with AmericaTowne to develop the desired communities. Additionally, AmericaTowne staff were backed brief on these actions.

<u>Follow-on Evaluation</u>

From July through August 2016, ATI Modular conducted extensive research on Shexian's County modular technology and determined that 26 construction companies were interested in providing the county with modular technology. While several companies had voiced interest in partnering with AmericaTowne in providing modular technology, a requirement for building the AmericaTowne community in Shexian; however, none of the companies had experience in modular technology.

In preparation of visiting other areas where potential locations and future cooperative actions for AmericaTowne exist, ATI Modular provided AmericaTowne with reports on the modular industry in the USA, including the few public companies that focused on modular housing, Export Opportunities for Smart Cities by the US Department of Commerce, International Trade Administration, as well as China's and local policies on modular construction. Additionally, the Company identified local engineering and construction firms who potentially could assist AmericaTowne in its program development.

From September 4-11, 2016, ATI Modular visited Longyan, Xiamen, Chizhou and other locations in China to provide ongoing services pursuant to the contract. It appears that the cities of Longyan and Chizhou offer substantial opportunities for AmericaTowne to either develop and or partner with ATI Modular in establishing a physical presence in these locations. In each location meetings with key government officials were held and informal commitments were obtained which would allow, subject to further negotiations, for AmericaTowne to locate communities and or export facilities in one or more of these areas. Both the City of Chizhou and Longyan made informal offers to provide locations for facilities and these offers were provided to AmericaTowne staff.

From September 21-22, 2016, ATI Modular participated in a Modular Institute sponsored activities in Washing, DC that allowed the company to conduct further research and develop key contacts and suppliers which may be of benefit to AmericaTowne in developing its proposed facilities in Shexian China, as well as other potential locations in China. AmericaTowne staff were provided with this information, research and analysis of the modular market.

From October through December 2016, ATI Modular took several actions to provide services to AmericaTowne pursuant to the agreement. Pending further reviews and actions, ATI Modular advised AmericaTowne's staff that the opportunity exist for AmericaTowne to either develop a separate community and or become part of facilities that ATI Modular anticipated securing from the City of Chizhou that would allow AmericaTowne to develop a physical presence in Chizhou City China. A draft tentative layout of proposed facilities is below:



Health, Wellness, & Mgt
Senior Care R&D & Training
Modular Research & Development Institute & Training Facilities
Green Eco-Friendly Modular Plant Production Facilities
Sports Science, Technology, & Ed. Research Institute
Dormitories & Living Area
Business Incubator Next Generation Mobility, Connected Devices, & Data
Business Incubator Engineering (Technology), Research & Industrial Design
Support Services
Business Incubator High Tech Innovations & Entreprenuership
Intl Commerce, Trade, Patent & Technology Connection Offices
Art, Technology & Design Institute
Technology and International Trade Center
AmericaTowne World-wide Corp Offices
ATI Modular Technology World-wide Corp Offices
ATI
MODULAR TECHNOLOGY

ATI Modular Technology Corp & AmericaTowne, Inc. - Complex

Additionally, in preparation of the possibility that AmericaTowne may choose to build facilities in Chizhou City County, ATI Modular provided AmericaTowne personal with the relevant processes, procedures, rules, regulations, and standards that are applicable developing communities and especially modular buildings in Chizhou.

All services pursuant to the agreement covering the period June through December 2016 are completed.

Appendix

- ATI Modular Internal Report on Modular Technology in the United States & Internationally
- ATI Modular Brochure to Shexian on Its Modular Construction Program
- Acceleration & Modernization of Construction Industry, Policy Chizhou Government
- Export Opportunities, Smart Cities, Regions & Communities, US International Trade Administration
- Modular Construction Annual Report – 2015 – the Modular Institute
- Modular Construction Annual Report – 2014 – the Modular Institute
- New York City Turns to modular Construction to Solve Housing Needs
- Advanced Equipment Company
- Modular buildings & USGBCS LEEDS
- Skyline 2016 Annual Report

INDUSTRY DATA AND GROWTH

Growth Projection for Next Five Years

United States

A. Northeast[1] = 6%
B. Mid-Atlantic[2] = 31.6%
C. Southeast[3] = 67%
D. South Central[4] = 48.8%
E. Central[5] = 41.5%
F. Western[6] = 77.8%
G. Northwest[7] = 11.5%
H. North Central[8] = 9.5%

Canada

A. Western Canada[9] = 16.5%
B. Eastern Canada[10] = 50.9%

U.S. Expansion Index

The Expansion Index is a number that indicates whether a location's construction volume is expected to expand or shrink in the upcoming 12 months; EI > 1 = expanding market, EI < 1 = shrinking market.

Overall EI = 1.1 → Expanding market

- 27 states' EI > 1; Kansas and New Hampshire the highest, with scores > 3
- Central states such as Illinois, Indiana, Ohio, Iowa, and Kentucky have EIs < 1; North Dakota scored lowest of all states

Construction Market Data Group (CMD) Predictions for North America

---

[1] Maine, Vermont, Connecticut, New York, New Hampshire, Massachusetts, Rhode Island
[2] Virginia, West Virginia, D.C., Pennsylvania, Maryland, Delaware, New Jersey
[3] Florida, Georgia, Alabama, North Carolina, South Carolina, Mississippi, Tennessee
[4] Louisiana, Texas, Arkansas, New Mexico, Oklahoma
[5] Ohio, Kentucky, Indiana, Michigan, Illinois, Wisconsin, Minnesota, Iowa, Missouri
[6] California, Arizona, Nevada, Utah
[7] Oregon, Washington, Idaho, Alaska, Hawaii
[8] Colorado, Kansas, Nebraska, South Dakota, North Dakota, Wyoming, Montana
[9] British Colombia, Alberta, Saskatchewan
[10] Manitoba, Ontario, Quebec

MODULAR TECHNOLOGY CORP

American ATI Modular Technology Company Project Filling Report
美国 ATI 模块化技术公司项目申报报告
Green Low Carbon Modular Project
绿色低碳模块化项目

Modular Technology and Equipment Producing Green Low Carbon Energy Efficient Buildings.
美国的模块化技术及设备生产绿色低碳能源使用高效率的建筑物。



池州市人民政府办公室文件
Chizhou Municipal People's Government Office Document

池州市人民政府办公室关于加快推进建筑产业现代化的实施意见
The Implementation Opinion of Chizhou Municipal People's Government Office Regarding the Acceleration on Modernization of Construction Industry

江南产业集中区管委会，各县、区人民政府，九华山风景区、开发区、平天湖风景区管委会，市政府各部门、各直属机构：
Jiangnan Industrial Zone Administrative Committee, the County, District People's Government, Jiuhuashan Scenic Area, Development Zone, Pingtian Lake Scenic Area Management Committee, the Municipal Government departments and the agencies directly under:

为贯彻落实《安徽省人民政府办公厅关于加快推进建筑产业现代化的指导意见》（皖政办〔2014〕36号）精神，切实转变我市建筑产业结构和建设生产方式，加快建筑产业现代化步伐，经市政府同意，现提出以下实施意见。

In order to implement the spirit of "**the Guidance Opinion of Anhui Provincial People's Government Office Regarding the Acceleration on Modernization of Construction Industry**

"(Wanzheng Ban [2014] No. 36), effectively change the city's construction industry structure and mode of production and speed up the pace of modernization of the construction industry, the municipal government agreed to put forward the following implementation suggestions.

1、总体要求
1. the General Requirements

以工业化生产方式为核心，以预制装配式混凝土结构、钢结构、预制构配件和部品部件、全装修等为重点，坚持政策引领、分类指导、试点推进，推动建筑产业现代化，推进建筑业与建材业深度融

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New York City Turns to Modular Construction to Solve Housing Needs



My Micro NY Rendering by Nir



B2 modular residential tower at Atlantic Yards Rendering

On the heels of the ground breaking for the revolutionary 32-story modular B2 residential tower at Atlantic Yards in Brooklyn, New York, Mayor Michael Bloomberg recently announced an innovative new modular project for Manhattan.

The My Micro NY project, the winner of the adAPT NYC Competition that called for designing, constructing and operating the city's first micro-unit apartment building, will create 55 micro apartments from modules prefabricated by Capsys Corporation at the Brooklyn Navy Yard. The development team is composed of Monadnock Development LLC, Actors Fund Housing Development Corporation and nARCHITECTS.

During the Jan. 22, 2013, announcement, Bloomberg praised modular construction for the benefits it will bring to the project. "Modular construction... is faster, less expensive, allows for high levels of quality control and significantly reduces waste and truck traffic. It's also safer for workers as construction is done inside in controlled environments," he said.

Though the micro apartments are small by typical apartment standards – between 270 and 350 feet – they are designed to optimize space and maximize the sense of openness. Features include 9- and 10-foot ceilings, a 16-foot-long overhead loft space, Juliette balconies, ample hidden storage space, and numerous common areas to encourage resident interaction.

> ***Modular construction... is faster, less expensive, allows for high levels of quality control and significantly reduces waste and truck traffic. It's also safer for workers as construction is done inside in controlled environments.***
>
> ***– NYC Mayor Michael Bloomberg***

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Modular Building and the USGBC's LEED™ Version 3.0 2009 Building Rating System

Prepared for

The Modular Building Institute
944 Glenwood Station Lane, Suite 204
Charlottesville, VA 22901

MODULAR BUILDING INSTITUTE

Prepared by

Robert J. Kobet, AIA, LEED AP
Sustainaissance International, Inc.
5140 Friendship Avenue
Pittsburgh, PA, 15224

and

137 Golden Isles Drive
Hallandale, FL., 33009

This report was prepared at the request of the Modular Building Institute (MBI). It is intended to provide the membership of MBI and other interested stakeholders with an overview of how the Modular Building Institute's current practices and products can benefit from an awareness of the US Green Building Council's Leadership in Energy and Environmental Design (LEED™) Building Rating System. Information in this document represents the author's best attempt to align the modular building industry with the Prerequisite and Credit requirements imbedded in LEED. The interpretations herein are those of the author and do not represent any official posture of the US Green Building Council beyond those contained in the Reference Guide to LEED for New Construction and Major Renovations, Version 3.0, 2009.

It is recognized that modular building components and finished modular building units can be a part of any LEED design and construction effort. This report is limited to LEED for New Construction and Major Renovations, applied to commercial construction, and LEED for Schools. The literature shows there is a growing awareness of the environmental benefits of modular construction in the residential sector. LEED for Homes has emerged from its pilot phase and is currently in use. Most of the comments and observations of this report can be applied to LEED for Homes.

SKYLINE

2016

ANNUAL REPORT

Manufactured Housing

Modular Housing

Park Models